Exhibit 99.1

STAK Inc. to Launch AI-Ready Distributed Power Solutions Through Proposed U.S. Subsidiary

Company Establishes Majority-Owned U.S. Subsidiary to Commercialize Modular Gas-to-Electricity Generation Systems for AI Data Centers and Other Energy-Intensive Applications Across North America

CHANGZHOU, China, June 8, 2026 /PRNewswire/ — STAK Inc. (the “Company” or “STAK”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced that it has entered into a memorandum of understanding (the “MOU”) to form a majority-owned subsidiary (the “Subsidiary”) in the United States. The Subsidiary will develop, market, and commercialize a proprietary line of modular gas-to-electricity power generation systems designed to address the growing power demands of artificial intelligence (“AI”) data centers and other energy-intensive applications across North America. The formation of the Subsidiary remains subject to the execution of definitive agreements and the satisfaction of customary closing conditions.

The Subsidiary is expected to be incorporated in Delaware, with operations conducted through a wholly owned entity in Texas. STAK will hold a 60% equity interest in the Subsidiary and will consolidate its financial results. The Subsidiary will operate under STAK’s strategic direction, with STAK overseeing all sales, branding, and capital markets activities.

The Subsidiary’s flagship product offering is a mature, modular gas-powered generation system designed for rapid deployment. Each deployment unit is designed to generate up to 1.4 megawatts of electrical output within a standard ISO-compliant container footprint and may be scaled to support installations ranging from individual commercial facilities to large-scale AI data center campuses. The system is compatible with multiple gaseous fuel inputs, including natural gas and associated gas, supporting flexible deployment across North America’s abundant fuel infrastructure.

The Company intends to seek any required U.S. Environmental Protection Agency (“EPA”) certifications and applicable state-level environmental permits as part of the commercialization process. Subject to obtaining applicable regulatory approvals and permits, the Subsidiary expects to begin commercial deployment in the near term.

Mr. Chuanbo Jiang, Chairman and Chief Executive Officer of STAK, commented: “The rapid expansion of AI computing infrastructure is creating substantial and sustained demand for reliable, distributed power solutions that can be deployed at scale. Through this new subsidiary, STAK will bring a field-proven, modular generation platform to market under our own brand and commercial framework. We believe this initiative expands STAK’s business opportunities and enhances our ability to participate in the growing demand for energy infrastructure supporting AI-related applications.”

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (the “Commission”).

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com